Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months Ended June 30,
	2013	2012
Earnings:	($ in millions)
Income from continuing operations before taxes	$126.5	$123.8
Add (deduct):
Equity in income of non-consolidated affiliates	(1.4)	(0.8)
Dividends received from non-consolidated affiliates	0.1	0.1
Capitalized interest	(1.0)	(2.8)
Fixed charges as described below	31.5	24.6
Total	$155.7	$144.9

Fixed charges:
Interest expensed and capitalized	$19.8	$15.1
Estimated interest factor in rent expense(1)	11.7	9.5
Total	$31.5	$24.6

Ratio of earnings to fixed charges	4.9	5.9

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.